August 31, 1999

The Board of Directors
GP Strategies Corporation
9 West 57th Street, Suite 4170
New York, NY  10019

Gentlemen:

We are pleased to confirm our proposal to acquire by merger all of the outstanding Common Stock and Class B Capital Stock of GP Strategies Corporation (the "Company") for minimum prices of $13.00 per share for the Common Stock and $14.625 per share for the Class B Capital Stock, payable in cash upon consummation of the merger. Our proposal is not conditioned upon financing and we are prepared to proceed promptly to negotiate and conclude appropriate documentation as contemplated by the accompanying draft of a proposed merger agreement among the Company, VS&A Communications Partners III, L.P. ("VS&A"), a newly-formed Delaware limited liability company of which VS&A is the sole member (the "LLC"), and a newly-formed subsidiary of the LLC.

VS&A is a $1 billion equity investment fund that is affiliated with Veronis Suhler & Associates Inc. and is permitted to invest up to 20% of its capital (or $200 million) in any single portfolio company so that there is no question about VS&A's financial ability to consummate the merger.

It is contemplated that Jerome Feldman, Scott Greenberg and John McAuliffe, directors, officers and stockholders of the Company, and John Moran and Douglas Sharp, stockholders of the Company and officers of a subsidiary of the Company, will be members of the LLC and will enter into certain other arrangements with the LLC, including those set forth in the stockholders agreement among each of them and VS&A that previously has been approved by you for purposes of Section 203 of the Delaware General Corporation Law only. Pursuant to that agreement, Messrs. Feldman, Greenberg, McAuliffe, Moran and Sharp have agreed, among other things, solely in their capacities as stockholders of the Company, not to encourage, solicit, engage in or initiate discussions with any third party concerning any merger, tender offer or similar transaction involving, or any purchase of 10% or more of the assets or any equity securities of, the Company or any of its subsidiaries. Each of them also has agreed, pursuant to that agreement, to vote all of the shares in the Company owned by him in favor of the merger and, solely in his capacity as a stockholder of the Company, to use his best efforts to cause the consummation of the transaction contemplated by the proposed merger agreement.



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We are hopeful that the Company's board will find VS&A's  proposal  satisfactory and will move expeditiously to negotiate and execute a merger agreement on the terms and substantially in the form submitted with this letter. Of course, neither the Company nor VS&A will have any binding obligation with respect to the proposed merger until the execution of a definitive merger agreement. If, however, a definitive merger agreement has not been executed and delivered prior to 5:00 p.m. Eastern Daylight Savings Time on September 21, 1999, our proposal will be considered withdrawn without further action on our part.

Our proposal is of course subject to the satisfactory completion of our due diligence investigation of the Company.

We look  forward to your prompt  response to our  proposal.  We are  prepared to
immediately  commence   negotiation  of  the  proposed  merger  agreement.   The
confidentiality agreement previously executed by VS&A shall remain in effect.

Sincerely yours,

VS&A Communications Partners III, L.P.

By:   VS&A Equities III, LLC, its general partner

By /s/  Jeffrey T. Stevenson
   ---------------------------------------
      Jeffrey T. Stevenson
      President and Senior Managing Member



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                                    Exhibit A

            Agreement With Stockholders of GP Strategies Corporation
            --------------------------------------------------------



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